Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

A link to the following article published by Bostinno was posted on the website of LogMeIn, Inc. on August 10, 2016.

LogMeIn Is Merging with Citrix’s GoTo Business for $1.8B

12.8K

Dylan Martin – Staff Writer, Tech

7/26/16 @4:28pm in Tech 7/26/16 @4:28pm

LogMeIn said at market close on Tuesday that it plans to merge with Citrix’s GoTo business, one of its largest competitors, in a tax-free deal valued at $1.8 billion. Once the proposed merger closes, expected in the first quarter of 2017, the combined company is projected to have annual revenue in excess of $1 billion with more than 2 million customers across the globe.

In after hours trading, LogMeIn’s stock price was up more than 19 percent to $83.27 per share. The stock price for Citrix was slightly down to $88.96 per month.

LogMeIn CEO and President Bill Wagner would lead the combined company, which would be headquartered in Boston. The company said certain managers of the GoTo management team are expected to join once the merger is complete.

In a conference call with shareholders, Wagner said the merger “would bring meaningful scale to LogMeIn” and diversify its product portfolio, as well as allow it to “delivery greater innovation” and better opportunities for employees.

“We are extremely excited about this transformative merger and the profound benefits it will bring to our customers, our people and our shareholders,” Wagner said in a statement. “Both companies have passionate employees who are committed to developing easy-to-use software that simplifies the way we connect with people, devices, apps and products.”

When asked if there might be any consolidation between LogMeIn’s and GoTo’s products, Wagner said “there’s plenty of room” for products like LogMeIn’s join.me and GoToMeeting “to continue down similar but distinct paths.”

Wagner said it’s too early to say what kind of impact the merger would have on the combined company’s headcount. In the company’s announcement, the merger would allow it to achieve $65 million in cost savings for operations in its first year as a combined company and that would rise to $100 million the second year.

When asked if the merger would result in any layoffs, LogMeIn spokesman Craig VerColen told BostInno “we do expect the longer term synergies realized – one of the aspects of the deal – would be spread across a variety of items.”

“We do expect some overlap in roles that would be included in that, but the overall synergies goal includes a variety of other expected overlap, like marketing spend, redundant facilities, and G&A costs,” he added.

The proposed merger would be completed through a Reverse Morris Trust transaction in which Citrix has created a wholly owned subsidiary that holds the GoTo business called GetGo that would ultimately merge with LogMeIn. The use of a Reverse Morris Trust transaction means the deal would be tax-free to Citrix and its shareholders.

The value of the deal is based on 27.6 million LogMeIn plans to issue to Citrix shareholders and the company’s closing price of $65.31 as of July 25. This will result in Citrix shareholders owning 50.1 percent of the combined company’s outstanding shares and LogMeIn shareholders owning 49.9 percent. The deal is subject to regulatory and shareholder approvals.

This story will be updated.

FILED UNDER:

Logmein, mergers and acquisitions, News

© 2016 Streetwise Media

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.